

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 19, 2017

<u>Via E-mail</u>
Steven Morris
Chief Executive Officer
BioLife4D Corporation
318 Half Day Road, Suite 201
Buffalo Grove, Illinois 60089

> **Re: BioLife4D Corporation**
> **Amendment No. 2 to Draft Offering Statement on Form 1-A**
> **Submitted October 13, 2017**
> **CIK No. 0001714919**

Dear Mr. Morris:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Offering Circular Cover Page</u>

1. We partially reissue comment 1. We note the revised disclosure that you state you "currently" plan on beginning sales immediately after qualification. Such disclosure appears to reflect the ability of the company to change this plan. Please tell us how this complies with Rule 251(d)(3)(i)(F) of Regulation A.

<u>Dilution, page 36</u>

2. Please tell us how you calculated the net tangible book value per share before the offering of ($84,976.87)

3. Please revise your disclosure to provide the numerator (net tangible book value) and denominator (number of shares) for each of the percentage of shares sold as disclosed.

Section F/S, Financial Statements, page 77

4. Please update your financial statements and management's discussion and analysis of financial condition and results of operations as required by Part F/S (b)(3)(B) in the next amendment to this Form 1-A. In addition, please provide a currently dated consent from your independent accountant.

       You may contact Brian McAllister at (202) 551-3329 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

       Sincerely,

       /s/ James Lopez (for)

       John Reynolds
       Assistant Director
       Office of Beverages, Apparel and Mining

cc: Jillian Sidoti, Esq.
    Trowbridge Sidoti LLP